CityView
                                              Corporation Limited

                                              ACN 009 235 634
                                              Level 9, 28 The Esplanade
                                              Perth,  Western Australia,   6000
                                              PO Box   5643
                                              St George's Terrace
                                              Perth   Western Australia,   6831
                                              Telephone: (61-8) 9226 4788
                                              Facsimile:  (61-8) 9226 4799
                                              Email: info@cityviewcorp.com
                                              Web:   www.cityviewcorp.com
September 15, 2006


Mr Karl Hiller
Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington,  D.C.  20549-7010


Dear Mr Hiller,

              Re: 2005 20F for Fiscal Year Ended December 31, 2005

In response to your letter dated September 6, 2006 this is acknowledgement that:

o CityView Corporation Limited is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o CityView Corporation Limited may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Yours truly,


Mark  Smyth
Chief Executive Officer